CORPORATE ACCESS NUMBER: 2025748209

Government
of Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMALGAMATION

CRESCENT POINT ENERGY CORP.
IS THE RESULT OF AN AMALGAMATION FILED ON 2024/01/01.

Articles of Amalgamation
For
CRESCENT POINT ENERGY CORP.

Share Structure:	SEE SCHEDULE "B" ATTACHED HERETO
Share Transfers Restrictions:	NONE
Number of Directors:	
Min Number of Directors:	1
Max Number of Directors:	11
Business Restricted To:	NONE
Business Restricted From:	NONE
Other Provisions:	SEE SCHEDULE "A" ATTACHED HERETO

Registration Authorized By: SEAN WALLACE
SOLICITOR

THIS SCHEDULE "B" IS INCORPORATED INTO
AND FORMS PART OF THE ARTICLES OF
CRESCENT POINT ENERGY CORP. (the "Corporation")

The authorized capital of the Corporation shall consist of an unlimited number of Common Shares.

The rights, privileges, restrictions and conditions attached to the Common Shares shall be as follows:

1. The holders of Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of class or series of shares of the Corporation other than the Common Shares as such);

2. The holders of Common Shares shall be entitled to receive dividends as and when declared by the Board of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends;

The directors may declare a dividend on the Common Shares payable in whole or in part in fully paid and non-assessable Common Shares (the portion of the dividend payable in Common Shares being herein referred to as a "share dividend"), in which case the following provisions shall apply:

(a) unless otherwise determined by the directors of the Corporation in respect of a particular share dividend: (i) the number of Common Shares (which shall include any fractional Common Shares) to be issued in satisfaction of the share dividend shall be determined by dividing (A) the dollar amount of the particular share dividend, by (B) 95% of the "volume weighted average trading price" (as defined below) of the Common Shares on the Toronto Stock Exchange (the "TSX"). The "volume weighted average trading price" of the Common Shares is the arithmetic average (calculated to four decimal places) of the daily volume weighted average trading prices of Common Shares on the TSX for the trading days on which at least one board lot of Common Shares is traded on the TSX during the period beginning on the later of the 21st business day preceding the applicable dividend payment date and the second business day following the record date applicable to that dividend payment date, and ending on the second business day preceding the dividend payment date, subject to such adjustments as the Corporation may, in its sole discretion, determine to be appropriate to account for (x) a change in the aggregate number of Common Shares outstanding into a greater or lesser number of Common Shares, (y) a reclassification of the Common Shares, or (z) a merger, reorganization or other transaction affecting the Common Shares; and (ii) the value of a Common Share to be issued for the purposes of each share dividend declared by the directors of the Corporation shall be deemed to be the volume weighted average trading price of a Common Share;

(b) to the extent that any share dividend paid on the Common Shares represents one or more whole Common Shares payable to a registered holder of Common Shares, such whole Common Shares shall be registered in the name of such holder. Common Shares representing in the aggregate all of the fractions amounting to less than one whole Common Share which might otherwise have been payable to registered holders of Common Shares by reason of such

share dividend shall be issued to the transfer agent for the Common Shares as the agent of such registered holders of Common Shares. The transfer agent shall credit to an account for each such registered holder all fractions of a Common Share amounting to less than one whole share issued by the Corporation by way of share dividends in respect of the Common Shares registered in the name of such holder. From time to time, when the fractional interests in a Common Share held by the transfer agent for the account of any registered holder of Common Shares are equal to or exceed in the aggregate one additional whole Common Share, the transfer agent shall cause such additional whole Common Share to be registered in the name of such registered holder and thereupon only the excess fractional interest, if any, will continue to be held by the transfer agent for the account of such registered holder. The Common Shares held by the transfer agent representing fractional interests shall not be voted;

(c) if at any time the Corporation shall have reason to believe that tax should be withheld and remitted to a taxation authority in respect of any share dividend paid or payable to a shareholder in Common Shares, the Corporation shall have the right to sell, or to require its transfer agent in each case as agent of such shareholder, to sell all or any part of the Common Shares or any fraction thereof so issued to such holder in payment of that share dividend or one or more subsequent Share dividends through the facilities of the TSX or other stock exchange on which the Common Shares are listed for trading, and to cause the transfer agent to remit the cash proceeds from such sale to such taxation authority (rather than such holder) in payment of such tax to be withheld. This right of sale may be exercised by notice given by the Corporation to such holder and to the Corporation or the transfer agent stating the name of the holder, the number of Common Shares to be sold and the amount of the tax which the Corporation has reason to believe should be withheld. Upon receipt of such notice the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the Corporation or the transfer agent as applicable, shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and deliver the proceeds therefrom to the applicable taxation authority on behalf of the Corporation. Any balance of the cash sale proceeds not remitted by the Corporation in payment of the tax to be withheld shall be payable to the holder whose Common Shares were so sold by the transfer agent;

(d) if at any time the Corporation shall have reason to believe that the payment of a share dividend to any holder thereof who is resident in or otherwise subject to the laws of a jurisdiction outside Canada might contravene the laws or regulations of such jurisdiction, or could subject the Corporation to any penalty thereunder or any legal or regulatory requirements not otherwise applicable to the Corporation, the Corporation shall have the right to sell, or to require its transfer agent in each case, as agent of such shareholder, to sell through the facilities of the TSX or other stock exchange on which the Common Shares are listed for trading, the Common Shares or any fraction thereof so issued and to cause the transfer agent to pay the cash proceeds from such sale to such holder. The right of sale shall be exercised in the manner provided in subparagraph (c) above except that in the notice there shall be stated, instead of the amount of the tax to be withheld, the nature of the law or regulation which might be

contravened or which might subject the Corporation to any penalty or legal or regulatory requirement. Upon receipt of the notice, the Corporation or the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the Corporation or the transfer agent, as applicable shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and to deliver the proceeds therefrom to such holder;

(e) upon any registered holder of Common Shares ceasing to be a registered holder of one or more Common Shares, such holder shall be entitled to receive from the transfer agent, and the transfer agent shall pay as soon as practicable to such holder, an amount in cash equal to the proportion of the value of one Common Share that is represented by the fraction less than one whole Common Share at that time held by the transfer agent for the account of such holder, and, for the purpose of determining such value, each Common Share shall be deemed to have the value equal to the volume weighted average trading price in respect of the last share dividend paid by the Corporation prior to the date of such payment; and

(f) for the purposes of the foregoing: (i) the calculation of a fraction of a Common Share payable to a shareholder by way of a share dividend shall be computed to four decimal places, and shall be rounded to the nearest fourth decimal place; and (ii) neither the Corporation nor its transfer agent shall have any obligation to register any Common Share in the name of a person, to deliver a certificate or other document representing Common Shares registered in the name of a shareholder or to make a cash payment for fractions of a Common Share, unless all applicable laws and regulations to which the Corporation and/or the transfer agent are, or as a result of such action may become, subject, shall have been complied with to their reasonable satisfaction; and

3. The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital, in such assets of the Corporation as are available for distribution.

THIS SCHEDULE "A" IS INCORPORATED INTO
AND FORMS PART OF THE ARTICLES OF
CRESCENT POINT ENERGY CORP. (the "Corporation")

1. The directors of the corporation may, without authorization of the shareholders:

(a) borrow money on the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation;

(c) subject to the Business Corporations Act of Alberta, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, and;

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

2. The directors may, by resolution, delegate the powers referred to in section 1 hereof to a director, a committee of directors or an officer.

3. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

4. Meetings of the shareholders may be held at any place within Alberta or outside of Alberta.